Filed by Coterra Energy Inc.

(Commission File No.: 1-10447)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Coterra Energy Inc.

(Commission File No.: 1-10447)

The following questions and answers were posted on Coterra's intranet on February 2, 2026:

Employee FAQs

On February 2, 2026, Coterra Energy and Devon Energy announced plans to merge. This powerful combination builds upon the strengths of two great companies to create a leading large-cap shale operator with a portfolio anchored by a premier Delaware Basin position. Our complementary asset base and enhanced scale is expected to unlock $1 billion in synergies for 2027 and boost our free cash flow generation. We believe this merger positions us to deliver industry-leading returns and long-term value.

We expect to close the transaction in the second quarter of 2026, subject to regulatory approvals and customary closing conditions, including approvals by Devon and Coterra shareholders.

Below are Frequently Asked Questions (FAQs) that may arise in connection with this merger and answers to each question. If you have a question that you don’t see below, please reach out to your manager or HR manager.

STRATEGY

Q: Why did Coterra and Devon choose to merge?

A: This is a transformative moment for our company. It reflects both the strength of what we’ve built and our belief that together we can create something even more powerful, more competitive, and more resilient. This combination brings together two leading U.S. unconventional operators with similar values and complementary assets. The depth of our combined resource base will strengthen our ability to deliver higher returns, generate durable free cash flow, and invest in our future with confidence across commodity cycles. Simply put, together we expect to deliver results far beyond what either company could have achieved alone.

Q: What will the name of the combined company be?

A: Devon Energy

Q: Why is the headquarters in Houston?

A: Houston provides greater access to commercial counterparties, to many of our peers, and to other industry resources.

The combined company plans to maintain a continued significant presence in Oklahoma City.

Q: When will the transaction close?

A: We expect to close the transaction in the second quarter of 2026, subject to receipt of regulatory and stockholder approvals.

Q: Who will be on the executive team?

A: Upon closing, Clay Gaspar will serve as President and CEO, and Tom Jorden will serve as the Non-Executive Chairman of the Board of Directors.

While the responsibilities and titles of the combined company executive team have not been fully finalized, Clay’s direct reports are expected to include: Shane Young (Finance), Jeff Ritenour (Commercial), Adam Vela (Legal), John Raines (Permian Business Unit), Michael DeShazer (Anadarko, Eagle Ford, Marcellus, Powder River, Williston Business Units), Blake Sirgo (Operations), Trey Lowe (Technology), and Andrea Alexander (Human Resources). Other members of the executive team not reporting to Clay are Tom Hellman and Kevin Smith.

Q: Will a merger integration team be established?

A: Yes. Both companies are committed to a timely integration with open communication for employees

Q: Why is this a strategically positive decision for Coterra?

A: We will have scale, the ability to leverage a stronger balance sheet and lower cost of capital. We will be one of the largest companies in both the Delaware and Anadarko Basins and have great positions with low cost of supply in four additional basins that are geographically diverse and provide significant commodity diversification and optionality.

We will remain focused on consistent profitable growth and will use the integrated platform to leverage AI across our business to support future growth and value creation.

Q: What is the next step for this deal?

A: We will begin discussing the timely integration of the two companies with ongoing communication.

EMPLOYMENT

Q: What can employees expect between now and closing?

A: Devon and Coterra will continue to operate as separate, independent companies until the transaction is closed.

Q: Will there be employee reductions with this merger?

A: Yes. A portion of the corporate cost reductions will include employee reductions across both companies. The timing and magnitude of those reductions have not been determined. If your position is impacted and you meet all necessary requirements outlined in our Change in Control Severance Plan, you will be eligible for severance benefits.

Q: Is there any change to the timing of our current compensation cycle?

A: Today’s announcement will not impact 2025 bonuses, which conclude in late February.

Q: How will staffing decisions for the combined company be made?

A: The integration will take time. We will share more about this process when we have finalized the plan.

Q: When will I know if I have a job with the combined company?

A: Undetermined. We will communicate decisions as soon as possible after the deal closes.

Q: Is this merger considered a Change of Control under Coterra’s severance or long-term incentive plan?

A: Yes.

OFFICE LOCATION & OPERATIONS

Q: What will happen to our Midland office?

A: We are dedicated to maintaining our presence in Midland and intend that Midland will continue to be the operational center for the Permian Basin.

Q: What will happen to our Pittsburgh and Tulsa offices?

A: This is currently unknown. We will communicate decisions as they are made.

Q: What basins/departments will lead from Houston vs. Oklahoma City?

A: The executive functions will be run from our Houston headquarters. We have not yet made decisions regarding the other company functions.

Q: Will I be required to relocate?

A: No decisions have been made regarding relocations. As the integration planning continues, we will evaluate what is appropriate for each of our offices and provide updates as quickly and transparently as possible.

Q: If my position is not eliminated but I am required to relocate, will I be eligible for severance if I cannot move?

A: If you meet all necessary requirements outlined in Coterra’s Change in Control Severance Plan, you will be eligible for severance benefits. Details regarding relocation packages will be made available at the appropriate time.

Q: Are we still hiring people between now and close?

A: Yes. Please contact your manager if you have questions about the status of an open role.

Q: I’m a field employee. Will we be combining offices and teams or remain separated?

A: This is currently unknown. We will be working in the coming months to finalize the organizational structure, which will include our plan for field offices. We will share details as soon as they are available.

Field staffing is typically sized around factors like well count and production rates in each area as well as driving distances between areas. This typically means that operational synergies are not as focused on head count reduction. The two field locations with overlapping operations are in the Permian and Anadarko Basins.

BENEFITS

Q: Will there be changes to Coterra’s benefits after closing?

A: At a high level, the benefits of both companies are comparable. Detailed comparisons will take time, and any potential changes will be based on market-driven, competitive benefits strategies.

Q: Are there any plans to change Coterra’s core working hours (7:30 am – 5:30 pm) and ½ day Friday schedule?

A: For the time being, there are currently no definitive plans to change our core working hours and Friday schedule. This will be reviewed, and we will communicate any changes before they occur.

COMMUNICATION & CONTACT INFO

Q: How soon can Coterra employees interact with Devon employees?

A: We expect the transaction to close in the second quarter of 2026. Until then, both companies will continue to operate independently. Coterra employees should not interact outside of ordinary course of business with Devon employees unless directed by your Executive to do so.

Q: Where can employees obtain additional information? Who can I contact if I have more questions?

A: If you have any additional questions, please speak with your leader or HR business partner.

Q: What do I say if I’m asked about the transaction?

A: Consistent with our policy, if you receive any inquiries from the media, please refer them to Stephen Flaherty (Stephen.flaherty@coterra.com). Inquiries from analysts or investors should be referred to Hannah Stuckey (Hannah.stuckey@coterra.com).

Q: What should I say if a vendor contacts me to find out about the impact of the merger on an existing account or to solicit new business based on the news of the merger?

A: We must operate as “business as usual” until the transaction is closed, and we should not speculate on what may happen in the future with vendor or partner relationships. Please limit your response to something like:

We are operating business as usual, and there are no anticipated near-term changes as a result of the merger announcement. We expect the transaction to close in Q2 2026, but integration may take some time, so I can’t say when changes to accounts might happen.

(If speaking with an existing vendor/partner) We are committed to communicating as early and as often as possible to our existing vendors and partners to keep you in the loop and aware of changes.

If the vendor is interested in more information about the merger, please refer them to the press release announcing our intended combination.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and Coterra Energy Inc. (“Coterra”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and Coterra (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to stockholders of each of Devon and Coterra when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

Participants in the Solicitation

Devon, Coterra and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and Coterra’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000095017025022844/dvn-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000110465925037545/tm252204-6_def14a.htm). Information about Coterra’s directors and executive officers is available in Coterra’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 25, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000085847025000075/cog- 20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000110465925026126/tm2429648-2_def14a.htm). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and Coterra’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or Coterra expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and Coterra’s control. Consequently, actual future results could differ materially and adversely from Devon’s and Coterra’s expectations due to a number of factors, including, but not limited to those, identified below.

With respect to the Proposed Transaction, these factors could include, but are not limited to: the risk that Devon or Coterra may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the expected dividends and share repurchases, as well as related growth and yield, may not be approved by the board of directors of the combined company or realized on the stated timeline or at all; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, business partners, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (“NGL”) prices, including from changes in trade relations and policies, such as the imposition of tariffs by the U.S., China or other countries; uncertainties inherent in estimating oil, gas and NGL reserves; the uncertainties, costs and risks involved in Devon’s and Coterra’s operations; natural disasters and epidemics; counterparty credit risks; risks relating to Devon’s and Coterra’s indebtedness; risks related to Devon’s and Coterra’s hedging activities; risks related to Devon’s and Coterra’s environmental, social and governance initiatives; claims, audits and other proceedings impacting the business of Devon or Coterra, including with respect to historic and legacy operations; governmental interventions in energy markets; competition for assets, materials, people and capital, which can be exacerbated by supply chain disruptions, including as a result of tariffs or other changes in trade policy; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to federal lands, environmental matters and water disposal; cybersecurity risks; risks associated with artificial intelligence and other emerging technologies; Devon’s and Coterra’s limited control over third parties who operate some of their respective oil and gas properties and investments; midstream capacity constraints and potential interruptions in production, including from limits to the build out of midstream infrastructure; the extent to which insurance covers any losses Devon or Coterra may experience; risks related to shareholder activism; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and Coterra’s respective businesses.

Additional information concerning other risk factors is also contained in Devon’s and Coterra’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or Coterra’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or Coterra for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per share of Devon or Coterra, as applicable. Neither Devon nor Coterra gives any assurance (1) that either Devon or Coterra will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

This communication has been prepared by us and includes market data and other statistical information from sources we believe to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal sources as well as the independent sources described above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our respective businesses. This communication also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this communication is not intended to, and does not, imply a relationship with us or an endorsement or sponsorship by us. Soley for convenience, the trademarks, service marks and trade names referred to in this communication may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

All subsequent written and oral forward-looking statements concerning Devon, Coterra, the Proposed Transaction, the combined company or other matters and attributable to Devon or Coterra or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and Coterra do not undertake, and expressly disclaim, any duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.